

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2023

Brian DelGhiaccio
Executive Vice President, Chief Financial Officer
Republic Services, Inc.
18500 North Allied Way
Phoenix, Arizona 85054

> **Re: Republic Services, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed February 23, 2023**
> **Form 8-K filed July 31, 2023**
> **File No. 001-14267**

Dear Brian DelGhiaccio:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Reportable Segments, page 43

1. We note you present segment measures of Gross Adjusted EBITDA and Net Adjusted EBITDA. Considering comment 2 below, please revise to disclose the single measure of segment profit or loss for each reportable segment. Note that disclosure of additional segment performance measures would be considered non-GAAP measures that are subject to the provisions of Item 10(e) of Regulation S-K. Refer to questions 104.01 through 104.06 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations and revise to provide the disclosures required by Item 10(e) of Regulation S-K, as necessary.

Notes to Consolidated Financial Statements
Note 15. Segment Reporting, page 105

2.   We note your presentation of Gross Adjusted EBITDA and Net Adjusted EBITDA on an individual segment basis and on a combined basis for Groups 1 and 2. We further note disclosure on page 106, regarding your calculation of EBITDA and Adjusted EBITDA, that this "presentation is consistent with how our chief operating decision maker reviews results of operations to make resource allocation decisions." Based on this, it appears you are presenting multiple measures of profit or loss for each reportable segment. However, we note that FASB ASC 280-10-50-22 requires disclosure of a single measure for each reportable segment. Please revise to identify and disclose the single measure of segment profit or loss for each reportable segment that the chief operating decision maker uses for purposes of making decisions about allocating resources to the segment and assessing its performance. Refer to FASB ASC 280-10-50-28, which addresses scenarios where the chief operating decision maker uses more than one measure of a segment's profit or loss.

3.   We further note the tables presented on page 106 calculating your EBITDA, EBITDA margin, adjusted EBITDA and adjusted EBITDA margin. However, we note that FASB ASC 280-10-50-30 requires reconciliation of the total of the reportable segments' measures of profit or loss to consolidated income before income taxes and discontinued operations, or after those items if allocated to segments. Further to this, we note that additional reconciliations of non-GAAP measures on a consolidated basis may be considered non-GAAP measures. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K, which indicates that a registrant must not present non-GAAP financial measures on the face of the registrant's financial statements prepared in accordance with GAAP or in the accompanying notes. Please revise your disclosure accordingly.

Form 8-K filed July 31, 2023

Exhibit 99.1
Key Performance Metrics and Reconciliations of Certain Non-GAAP Measures, page 10

4.   We note your reconciliation of adjusted EBITDA and adjusted EBITDA margin on page 11 begins with the non-GAAP measures of EBITDA and EBITDA margin. Please revise your reconciliation to begin with the most directly comparable GAAP measure. Refer to Question 102.10 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations regarding prominence.

Brian DelGhiaccio
Republic Services, Inc.
September 19, 2023
Page 3

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Kimberly Calder, Assistant Chief Accountant, at 202-551-3701 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation